151324571 v1 Curaleaf Holdings Announces Filing of Supplement to Management Information Circular and Reminds Shareholders to Vote in Connection with Its Upcoming Annual and Special Meeting STAMFORD, Conn., June 15, 2026 — Curaleaf Holdings, Inc. (TSX: CURA) (OTCQX: CURLF) ("Curaleaf" or the "Company"), a leading international provider of consumer cannabis products, announces that it has filed a supplement (the “Supplement”) to its management information circular dated May 7, 2026 (the “Circular”) in connection with the annual general and special meeting of the shareholders of the Company scheduled for June 22, 2026 at 9:00 a.m. (Eastern time) (the “Meeting”). The Supplement provides additional disclosure relating to the proposed special resolution to be considered at the Meeting to approve an amendment to the articles of the Company, which would amend the terms of the Company’s multiple voting shares, beneficially owned by the Company’s CEO and Chairman Boris Jordan, by removing the automatic conversion trigger that would cause the dual-class share structure to automatically terminate at the first annual meeting of shareholders following the listing of the Company’s Subordinate Voting Shares on a national U.S. securities exchange, such as NASDAQ or NYSE. Every vote is important. The Company encourages all shareholders to carefully review the Circular, as supplemented by the Supplement, and the other meeting materials, which are available under the Company’s profile on SEDAR+ at www.sedarplus.ca, on EDGAR at www.sec.gov/edgar/ and on the Company’s website, and to vote their Subordinate Voting Shares in advance of the proxy cut-off time specified in the Circular and the form of proxy or voting instruction form. The Company has determined to extend the proxy cut-off of 4:00 p.m. (Eastern time) on Thursday, June 18, 2026. Shareholders may deposit their executed form of proxy with the Company's transfer agent and registrar, Odyssey Trust Company, at 1230, 300 5th Ave SW, Calgary, AB, T2P 3C4, up until at 3:00 p.m. (Eastern time) on June 19, 2026. The Company encourages all shareholders to vote their Subordinate Voting Shares in advance of the extended proxy cut-off time. Curaleaf encourages all shareholders to vote as soon as possible. Registered shareholders and beneficial shareholders who have questions or require assistance with voting should contact the Company or their broker or other intermediary, as applicable, in accordance with the instructions set out in the meeting materials. About Curaleaf Holdings Curaleaf Holdings, Inc. (TSX: CURA) (OTCQX: CURLF) ("Curaleaf") is a leading international provider of consumer products in cannabis with a mission to enhance lives by cultivating, sharing and celebrating the power of the plant. As a high-growth cannabis company known for quality, expertise and reliability, the Company and its brands, including Curaleaf, Select, Grassroots, Find, Dark Heart, and Anthem provide industry-leading service, product selection and accessibility across the medical and adult use markets. Curaleaf International is powered by a strong presence in all stages of the supply chain. Its unique distribution network throughout Europe, Canada and Australasia brings together pioneering science and research with cutting-edge cultivation, extraction and production. Curaleaf is listed on the Toronto Stock Exchange under the symbol CURA and trades on the OTCQX market under the symbol CURLF. For more information, please visit https://ir.curaleaf.com. Forward Looking Statements This media advisory contains forward-looking statements and forward-looking information within the meaning of applicable securities laws. These statements relate to future events or future performance. All statements other than statements of historical fact may be forward–looking statements or information. Generally, forward-looking statements and information may be identified by the use of

151324571 v1 forward-looking terminology such as "plans", "expects" or "proposed", "is expected", "intends", "anticipates", or "believes", or variations of such words and phrases, or by the use of words or phrases which state that certain actions, events or results may, could, would, or might occur or be achieved. Such forward-looking statements and information reflect management's current beliefs and are based on assumptions made by and information currently available to the company with respect to the matter described in this new release. Forward-looking statements involve risks and uncertainties, which are based on current expectations as of the date of this release and subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. Additional information about these assumptions and uncertainties is contained under "Risk Factors and Uncertainties" in the Company's latest annual information form filed on February 26, 2026, which is available under the Company's SEDAR profile at http://www.sedar.com, and in other filings that the Company has made and may make with applicable securities authorities in the future. Forward-looking statements contained herein are made only as to the date of this press release and we undertake no obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by law. We caution investors not to place considerable reliance on the forward-looking statements contained in this press release. The Toronto Stock Exchange has not reviewed, approved or disapproved the content of this news release. The Toronto Stock Exchange has not reviewed, approved or disapproved the content of this news release. Investor Contact: Curaleaf Holdings, Inc. Camilo Lyon, Chief Investment Officer IR@curaleaf.com Media Contact: MATTIO Communications MattioCuraleaf@Mattio.com